
ATCO
GROUP

Corporate Office


05005537



Telephone: (403) 292-7912
Facsimile: (403) 292-7623
e-mail: sharlene.matheson@atco.com

January 20, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549


SUPPL

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 5 - Declaration of Dividends and Press Release

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

ATCO Ltd.
A Member of the ATCO Group of Companies

Sharlene C. Matheson, STI
Corporate Secretarial Department

Enclosure(s)

FILE NO. 82-34745

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Atco Ltd.

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
ACO.PR.A	0.359375	CAD	01/20/2005	02/09/2005	03/01/2005

Filed on behalf of the Issuer by:

Name:	Sharlene Matheson
Phone:	403-292-7912
Email:	sharlene.matheson@atco.com
Submission Date:	01/20/2005 14:17:58
Last Updated:	01/20/2005 14:17:58

FILE NO. 82-34745

ATCO GROUP
NewsRelease

ATCO LTD. & CANADIAN UTILITIES LIMITED
Corporate Head Office: 1500, 909 -11 Avenue S.W. Calgary, Alberta T2R 1N6 Telephone: (403) 292-7500 Fax: (403) 292-7532

For Immediate Release

ATCO Ltd. Declares Quarterly Dividend

CALGARY, January 20, 2005 – The Board of Directors of ATCO Ltd. has declared the following quarterly dividends:

Shares	TSX Stock Symbol	Dividend Per Share ($)	Record Date (2005)	Payment Date (2005)
5.75% Series 3	ACO.PR.A	0.359375	09-Feb	01-Mar

ATCO Group is an Alberta based, worldwide organization of companies with more than 7,000 employees actively engaged in Power Generation, Utilities and Global Enterprises. More information about ATCO Ltd. can be found on its website, www.atco.com.

Contact: K.M. (Karen) Watson
Senior Vice President
and Chief Financial Officer
ATCO Ltd.
(403) 292-7502